FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of January 2012

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Financial and Business Systems
Administration Group

Date: January 30, 2012

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Consolidated Financial Results of Kyocera Corporation and its Subsidiaries for the Nine Months Ended December 31, 2011

2.	Revision of Financial Forecast for the Fiscal Year Ending March 31, 2012

Consolidated Financial Results of Kyocera Corporation and its Subsidiaries

for the Nine Months Ended December 31, 2011

The consolidated financial information is prepared in accordance with accounting principles generally accepted in the United States of America.

1. Consolidated Financial Results for the Nine Months Ended December 31, 2011

(1) Consolidated results of operations			(% of change from previous period)
	Net sales		Profit from operations		Income before income taxes		Net income attributable to shareholders of Kyocera Corporation
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
Nine Months ended December 31, 2011	885,389	(7.5)	88,373	(26.2)	102,604	(22.9)	72,110	(23.1)
Nine Months ended December 31, 2010	956,914	24.4	119,769	215.1	133,136	306.7	93,717	407.1

(Note) Comprehensive income:

37,225 million yen for the nine months ended December 31, 2011, (18.0)% of change from previous period

45,420 million yen for the nine months ended December 31, 2010, 116.6% of change from previous period

	Net income attributable to shareholders of Kyocera Corporation per share -Basic	Net income attributable to shareholders of Kyocera Corporation per share -Diluted
	Yen	Yen
Nine Months ended December 31, 2011	393.07	393.07
Nine Months ended December 31, 2010	510.67	510.67

(2) Consolidated financial condition

	Total assets	Total equity	Kyocera Corporation shareholders’ equity	Kyocera Corporation shareholders’ equity to total assets
	Million yen	Million yen	Million yen	%
December 31, 2011	1,900,106	1,494,381	1,431,721	75.3
March 31, 2011	1,946,566	1,483,359	1,420,263	73.0

2. Dividends

	Dividends per share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Annual
	Yen	Yen	Yen	Yen	Yen
Year ended March 31, 2011	—	60.00	—	70.00	130.00
Year ending March 31, 2012	—	60.00	—	60.00	120.00

(Note)

Year-end dividend per share for the year ending March 31, 2012 is the forecast at date of disclosure of this report.

3. Consolidated Financial Forecast for the Year Ending March 31, 2012

(% of change from previous year)

	Net sales		Profit from operations		Income before income taxes		Net income attributable to shareholders of Kyocera Corporation		Net income attributable to shareholders of Kyocera Corporation per share
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Year ending March 31, 2012	1,180,000	(6.9)	100,000	(35.9)	113,000	(34.4)	78,000	(36.3)	425.18

(Note)

Forecast of earnings per share attributable to shareholders of Kyocera Corporation is computed based on the diluted average number of shares outstanding during the nine months ended December 31, 2011.

4. Others

(1) Increase or decrease in significant subsidiaries during the nine months ended December 31, 2011: None.

(2) Adoption of concise quarterly accounting method or procedure: None.

(3) Changes in accounting policies:

(i) Changes due to adoption of new accounting standards: Please refer to the accompanying “3. Other Information” on page 14.

(ii) Changes due to other than adoption of new accounting standards: None.

(4) Number of shares (common stock):

(i) Number of shares issued:

191,309,290 shares at December 31, 2011	191,309,290 shares at March 31, 2011

(ii) Number of treasury stock:

7,864,400 shares at December 31, 2011	7,796,321 shares at March 31, 2011

(iii) Average number of shares outstanding:

183,453,025 shares for the nine months ended December 31, 2011	183,518,395 shares for the nine months ended December 31, 2010

Presentation of Situation of Review Procedure

The consolidated financial information included in this report is out of scope of review procedure under the Financial Instruments and Exchange Law of Japan. Review procedure under the Financial Instruments and Exchange Law of Japan has not been completed at the date of disclosure of this report.

Instruction for Forecasts and Other Notes

Cautionary Statement for Forecasts:

With regard to forecasts set forth above, please refer to the accompanying “Forward-Looking Statements” on page 10.

Accompanying Information

1. Business Results, Financial Condition and Prospects

(1)  Business Results for the Nine Months Ended December 31, 2011

Economic Situation and Business Environment

During the nine months ended December 31, 2011 (“the nine months”), the Japanese economy stagnated overall due to the continued yen’s appreciation against the Euro and the U.S. dollar and sluggish growth in exports, despite resolution of disruptions in production activities and the supply chain following the Great East Japan Earthquake. The U.S. economy continued to recover moderately due mainly to growth in private capital investment and exports, while in Europe, the business downturn became more pronounced, including decreases in personal consumption and willingness to invest as the financial crisis gradually worsened. The Chinese economy expanded primarily on the back of strong domestic demand in spite of signs of a slowdown in export growth.

In the digital consumer equipment market, which is the principal market for Kyocera Corporation and its consolidated subsidiaries (“Kyocera Group” or “Kyocera”), demand for such items as mobile phone handsets and personal computers was sluggish compared with initial projections; and in addition, component inventory adjustments at equipment manufacturers were prolonged. Furthermore, production activities for products such as digital cameras stagnated temporarily due to the impact of floods in Thailand. As a result, component demand primarily for digital consumer equipment fell below that for the nine months ended December 31, 2010 (“the previous nine months”).

Consolidated Financial Results

Average exchange rates for the nine months were ¥79 to the U.S. dollar, marking appreciation of ¥8 (approximately 9%) from ¥87 for the previous nine months, and ¥111 to the Euro, making appreciation of ¥2 (approximately 2%) from ¥113 for the previous nine months. As a result, net sales and income before income taxes for the nine months were adversely affected by approximately ¥32.5 billion and ¥7.5 billion, respectively, compared with the previous nine months.

Consolidated net sales for the nine months decreased by ¥71,525 million, or 7.5%, to ¥885,389 million, compared with ¥956,914 million in the previous nine months due to the sluggish component demand for digital consumer equipment and to a decline in sales in the Telecommunications Equipment Group in addition to the impact of the yen’s appreciation. Profit from operations for the nine months decreased by ¥31,396 million, or 26.2%, to ¥88,373 million, compared with ¥119,769 million in the previous nine months. In addition, income before income taxes decreased by ¥30,532 million, or 22.9%, to ¥102,604 million, compared with ¥133,136 million in the previous nine months. Net income attributable to shareholders of Kyocera Corporation for the nine months decreased by ¥21,607 million, or 23.1%, to ¥72,110 million, compared with ¥93,717 million in the previous nine months.

	Nine months ended December 31,				Increase (Decrease)
	2010		2011
	Amount	%	Amount	%	Amount	%
	(Yen in millions, except per share amounts and exchange rates)
Net sales	¥956,914	100.0	¥885,389	100.0	¥(71,525)	(7.5)
Profit from operations	119,769	12.5	88,373	10.0	(31,396)	(26.2)
Income before income taxes	133,136	13.9	102,604	11.6	(30,532)	(22.9)
Net income attributable to shareholders of Kyocera Corporation	93,717	9.8	72,110	8.1	(21,607)	(23.1)
Diluted earnings per share attributable to shareholders of Kyocera Corporation	510.67	—	393.07	—	—	—
Average US$ exchange rate	87	—	79	—	—	—
Average Euro exchange rate	113	—	111	—	—	—

Consolidated Results by Reporting Segment

1) Fine Ceramic Parts Group

Sales and operating profit for the nine months increased in this reporting segment compared with the previous nine months due to an increase in demand for components used mainly in the LED-related and general industrial markets including the automobile market.

2) Semiconductor Parts Group

Sales and operating profit for the nine months in this reporting segment decreased compared with the previous nine months due to sluggish demand for components for digital consumer equipment caused mainly by customer inventory adjustments.

3) Applied Ceramic Products Group

In the cutting tool business, sales grew compared with the previous nine months particularly in the automobile market. In the solar energy business, however, there were weakening demand in Europe and a significant decline in product prices worldwide, as well as the impact of the yen’s appreciation. As a result, sales and operating profit in this reporting segment decreased compared with the previous nine months.

4) Electronic Device Group

Sales and operating profit for the nine months in this reporting segment decreased compared with the previous nine months due to sluggish demand for components used in digital consumer equipment resulting primarily from customer inventory adjustments as well as to the yen’s appreciation.

5) Telecommunications Equipment Group

Sales in this reporting segment for the nine months decreased compared with the previous nine months due mainly to sluggish sales of mobile phone handsets overseas. However, operating profit was improved in this reporting segment due to efforts to reduce manufacturing costs and to a sales contribution from smartphones in Japan.

6) Information Equipment Group

Sales in this reporting segment for the nine months increased slightly compared with the previous nine months due to the impact of the yen’s appreciation despite increased sales volume particularly in emerging countries resulting from active introduction of new products and expansion of sales networks. Operating profit increased compared with the previous nine months due to increased sales of high-value-added consumable products and to efforts to reduce manufacturing costs.

7) Others

Sales increased in this reporting segment for the nine months compared with the previous nine months due to a sales contribution from LED lighting and to growth in sales of the ICT (Information and Communication Technology) business at Kyocera Communication Systems Co., Ltd. Operating profit decreased compared with the previous nine months, however, due mainly to an increase in R&D expenses.

Net Sales by Reporting Segment

	Nine months ended December 31,				Increase (Decrease)
	2010		2011
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥56,251	5.9	¥61,346	6.9	¥5,095	9.1
Semiconductor Parts Group	132,640	13.9	117,733	13.3	(14,907)	(11.2)
Applied Ceramic Products Group	150,500	15.7	133,600	15.1	(16,900)	(11.2)
Electronic Device Group	183,840	19.2	165,360	18.7	(18,480)	(10.1)

Total Components Business	523,231	54.7	478,039	54.0	(45,192)	(8.6)
Telecommunications Equipment Group	175,768	18.4	136,568	15.4	(39,200)	(22.3)
Information Equipment Group	176,553	18.4	178,967	20.2	2,414	1.4

Total Equipment Business	352,321	36.8	315,535	35.6	(36,786)	(10.4)
Others	102,433	10.7	111,265	12.6	8,832	8.6
Adjustments and eliminations	(21,071)	(2.2)	(19,450)	(2.2)	1,621	—

Net sales	¥956,914	100.0	¥885,389	100.0	¥(71,525)	(7.5)

Operating Profit (Loss) by Reporting Segment

	Nine months ended December 31,				Increase (Decrease)
	2010		2011
	Amount	%*	Amount	%*	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥8,466	15.1	¥9,618	15.7	¥1,152	13.6
Semiconductor Parts Group	28,405	21.4	22,294	18.9	(6,111)	(21.5)
Applied Ceramic Products Group	23,194	15.4	7,231	5.4	(15,963)	(68.8)
Electronic Device Group	33,271	18.1	21,897	13.2	(11,374)	(34.2)

Total Components Business	93,336	17.8	61,040	12.8	(32,296)	(34.6)
Telecommunications Equipment Group	(954)	—	811	0.6	1,765	—
Information Equipment Group	20,333	11.5	22,607	12.6	2,274	11.2

Total Equipment Business	19,379	5.5	23,418	7.4	4,039	20.8
Others	7,567	7.4	5,532	5.0	(2,035)	(26.9)

Operating profit	120,282	12.6	89,990	10.2	(30,292)	(25.2)
Corporate gains and Equity in earnings of affiliates and unconsolidated subsidiaries	14,246	—	13,394	—	(852)	(6.0)
Adjustments and eliminations	(1,392)	—	(780)	—	612	—

Income before income taxes	¥133,136	13.9	¥102,604	11.6	¥(30,532)	(22.9)

*	% to net sales of each corresponding segment

Net Sales by Geographic Area

1) Japan

Sales for Japan for the nine months decreased compared with the previous nine months due to a decrease in sales in the solar energy business resulting mainly from deteriorated product prices, as well as to a decrease in sales in the Semiconductor Parts Group resulting mainly from sluggish demand for components used in digital consumer equipment.

2) Asia

Sales for Asia for the nine months decreased compared with the previous nine months due to declined sales in the Electronic Device Group and the Semiconductor Parts Group resulting from sluggish demand for components used in digital consumer equipment in addition to the yen’s appreciation.

3) Europe

Sales for Europe for the nine months decreased compared with the previous nine months due to a decrease in sales in the Applied Ceramic Products Group resulting from sluggish demand and from a significant decline in product prices in the solar energy business.

4) United States of America

Sales for the United States of America for the nine months decreased compared with the previous nine months due to a decrease in sales in the Telecommunications Equipment Group resulting from a decrease in sales volume of mobile phone handsets and to a decrease in sales in the Electronic Device Group resulting from sluggish demand for components used in digital consumer equipment, as well as to the yen’s appreciation.

5) Others

Sales for Others for the nine months decreased compared with the previous nine months due to a decrease in sales in the Telecommunications Equipment Group, as well as to a decrease in sales in the Semiconductor Parts Group resulting from sluggish demand for components used in digital consumer equipment.

	Nine months ended December 31,				Increase (Decrease)
	2010		2011
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Japan	¥424,512	44.4	¥419,364	47.4	¥(5,148)	(1.2)
Asia	161,641	16.9	154,377	17.4	(7,264)	(4.5)
Europe	158,843	16.6	151,249	17.1	(7,594)	(4.8)
United States of America	166,428	17.4	118,861	13.4	(47,567)	(28.6)
Others	45,490	4.7	41,538	4.7	(3,952)	(8.7)

Net sales	¥956,914	100.0	¥885,389	100.0	¥(71,525)	(7.5)

(2)  Consolidated Financial Condition

Consolidated Cash Flows

Cash and cash equivalents at December 31, 2011 decreased by ¥19,641 million to ¥253,830 million from ¥273,471 million at March 31, 2011.

1) Cash flows from operating activities

Net cash provided by operating activities for the nine months decreased by ¥11,246 million to ¥62,214 million from ¥73,460 million for the previous nine months. This was due mainly to that a decrease in net income and a decrease in cash inflows from an increase in notes and accounts payable exceeded a decrease in cash outflows from an increase in receivables.

2) Cash flows from investing activities

Net cash used in investing activities for the nine months decreased by ¥73,597 million to ¥39,179 million from ¥112,776 million for the previous nine months. This was due mainly to that increases in proceeds from sales and maturities of available-for-sales and held-to maturity securities and an increase in withdrawals of time deposits and certificate of deposits exceeded an increase in acquisitions of businesses.

3) Cash flows from financing activities

Net cash used in financing activities for the nine months increased by ¥4,116 million to ¥33,435 million from ¥29,319 million for the previous nine months. This was due mainly to increases in payments of short-term borrowings and long-term debts as well as an increase in dividends paid.

	Nine months ended December 31,
	2010	2011
	(Yen in millions)
Cash flows from operating activities	¥73,460	¥62,214
Cash flows from investing activities	(112,776)	(39,179)
Cash flows from financing activities	(29,319)	(33,435)
Effect of exchange rate changes on cash and cash equivalents	(16,284)	(9,241)
Net decrease in cash and cash equivalents	(84,919)	(19,641)
Cash and cash equivalents at beginning of period	313,126	273,471
Cash and cash equivalents at end of period	¥228,207	¥253,830

(3)  Consolidated Forecasts for the Year Ending March 31, 2012

Consolidated financial results for the third quarter (from October 1 to December 31, 2011) were sluggish, while the business environment fell short of assumptions made in October 2011. In the fourth quarter (from January 1 to March 31, 2012), there are concerns over the persistent yen’s appreciation and the global economic impact of the downturn in European financial conditions, as well as the continued impact of floods in Thailand. As a result, Kyocera forecasts that expansion of production activities and recovery in component demand in principal markets such as digital consumer equipment will occur from the following fiscal year onward, and the difficult business environment is expected to continue in the fourth quarter.

Based on the performance for the nine months and the business environment forecast for the fourth quarter, the following revisions have been made to the consolidated financial forecasts and the consolidated forecasts of net sales and operating profit by reporting segment for the year ending March 31, 2012 which were announced in October 2011.

	Results for the year ended March 31, 2011		Forecasts for the year ending March 31, 2012 announced on				Increase (Decrease) to Results
			October 27, 2011 (Previous)		January 30, 2012 (Revised)
	Amount	%	Amount	%	Amount	%	%
	(Yen in millions, except exchange rates)
Net sales	¥1,266,924	100.0	¥1,230,000	100.0	¥1,180,000	100.0	(6.9)
Profit from operations	155,924	12.3	125,000	10.2	100,000	8.5	(35.9)
Income before income taxes	172,332	13.6	140,000	11.4	113,000	9.6	(34.4)
Net income attributable to shareholders of Kyocera Corporation	122,448	9.7	87,000	7.1	78,000	6.6	(36.3)
Average US$ exchange rate	86	—	78	—	78	—	—
Average Euro exchange rate	113	—	109	—	107	—	—

Net Sales by Reporting Segment

	Results for the year ended March 31, 2011		Forecasts for the year ending March 31, 2012 announced on				Increase (Decrease) to Results
			October 27, 2011 (Previous)		January 30, 2012 (Revised)
	Amount	%	Amount	%	Amount	%	%
	(Yen in millions)
Fine Ceramic Parts Group	¥76,269	6.0	¥83,000	6.7	¥80,000	6.8	4.9
Semiconductor Parts Group	174,687	13.8	159,000	12.9	152,000	12.9	(13.0)
Applied Ceramic Products Group	197,642	15.6	206,000	16.8	177,000	15.0	(10.4)
Electronic Device Group	242,641	19.2	224,000	18.2	225,000	19.0	(7.3)

Total Components Business	691,239	54.6	672,000	54.6	634,000	53.7	(8.3)
Telecommunications Equipment Group	225,168	17.8	190,000	15.4	180,000	15.3	(20.1)
Information Equipment Group	239,916	18.9	241,000	19.6	240,000	20.3	0.0

Total Equipment Business	465,084	36.7	431,000	35.0	420,000	35.6	(9.7)
Others	139,383	11.0	156,000	12.7	152,000	12.9	9.1
Adjustments and eliminations	(28,782)	(2.3)	(29,000)	(2.3)	(26,000)	(2.2)	—

Net sales	¥1,266,924	100.0	¥1,230,000	100.0	¥1,180,000	100.0	(6.9)

Operating Profit by Reporting Segment
	Results for the year ended March 31, 2011		Forecasts for the year ending March 31, 2012 announced on				Increase (Decrease) to Results
			October 27, 2011 (Previous)		January 30, 2012 (Revised)
	Amount	%*	Amount	%*	Amount	%*	%
	(Yen in millions)
Fine Ceramic Parts Group	¥11,969	15.7	¥12,000	14.5	¥10,500	13.1	(12.3)
Semiconductor Parts Group	37,331	21.4	30,000	18.9	24,000	15.8	(35.7)
Applied Ceramic Products Group	29,049	14.7	14,500	7.0	7,300	4.1	(74.9)
Electronic Device Group	41,646	17.2	33,000	14.7	22,500	10.0	(46.0)

Total Components Business	119,995	17.4	89,500	13.3	64,300	10.1	(46.4)
Telecommunications Equipment Group	2,121	0.9	3,000	1.6	2,700	1.5	27.3
Information Equipment Group	25,845	10.8	26,000	10.8	26,000	10.8	0.6

Total Equipment Business	27,966	6.0	29,000	6.7	28,700	6.8	2.6
Others	9,651	6.9	8,000	5.1	7,000	4.6	(27.5)

Operating profit	157,612	12.4	126,500	10.3	100,000	8.5	(36.6)
Corporate and others	14,720	—	13,500	—	13,000	—	(11.7)

Income before income taxes	¥172,332	13.6	¥140,000	11.4	¥113,000	9.6	(34.4)

*	% to net sales of each corresponding segment

Note: Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to the following lists:

(1)	General economic conditions in our markets, which are primarily Japan, North America, Europe and Asia;

(2)	Economic, political and legal conditions and unexpected changes therein in countries or areas where we operate;

(3)	Factors that may affect our exports, including a strong yen, political and economic instability, customs, and inadequate protection of our intellectual property;

(4)	Fluctuation in exchange rates that may affect the value of our foreign assets or the prices of our products;

(5)	Intensified competition in product pricing, technological innovation, R&D activities, product quality and speed of delivery;

(6)	Manufacturing delays or defects resulting from outsourcing or internal manufacturing processes;

(7)	The possibility that expansion of production capacity and in-process R&D activities may not produce the desired results;

(8)	The possibility that companies or assets acquired by us may not produce the returns or benefits, or bring in business opportunities, which we expect;

(9)	Inability to secure skilled employees, particularly engineering and technical personnel;

(10)	The possibility of divulgence of our trade secrets and infringement of our intellectual property rights;

(11)	The possibility that we may receive notice of claims of infringement of other parties’ intellectual property rights and claims for royalty payments;

(12)	Increases in our environmental liability and in costs and expenses required to observe obligations imposed by environmental laws and regulations in Japan and other countries;

(13)	Newly enacted laws and regulations or stricter interpretation of existing laws and regulations that may limit our business operations;

(14)	Events that may negatively impact our markets or supply chain, including terrorist acts, plague, war and similar events;

(15)	Earthquakes and other related natural disasters affecting our operational facilities and our markets or supply chain, as well as social and economic infrastructure;

(16)	Exposure to difficulties in collection of trade receivables due to customers’ worsening financial condition;

(17)	The possibility of recognition of impairment losses on investment securities held by us due to declines in their value;

(18)	The possibility that we may record impairment losses on long-lived assets, goodwill and intangible assets;

(19)	The possibility that deferred tax assets may not be realized or additional liabilities for unrecognized tax benefits may be incurred; and

(20)	Changes in accounting principles.

Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial condition to be materially different from any future results, performance, achievements or financial condition expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

2. Consolidated Financial Statements

(1) Consolidated Balance Sheets (Unaudited)

	March 31, 2011		December 31, 2011		Increase (Decrease)
	Amount	%	Amount	%
	(Yen in millions)
Current assets:
Cash and cash equivalents	¥273,471		¥253,830		¥(19,641)
Short-term investments in debt securities	44,012		41,457		(2,555)
Other short-term investments	201,817		169,627		(32,190)
Trade notes receivables	19,536		18,346		(1,190)
Trade accounts receivables	208,404		204,805		(3,599)
Less allowances for doubtful accounts and sales returns	(4,795)		(4,271)		524
Inventories	232,899		263,696		30,797
Advance payments	72,207		69,141		(3,066)
Deferred income taxes	43,035		44,606		1,571
Other current assets	38,915		39,485		570

Total current assets	1,129,501	58.0	1,100,722	57.9	(28,779)

Non-current assets:
Investments and advances:
Long-term investments in debt and equity securities	377,075		348,297		(28,778)
Other long-term investments	16,804		18,942		2,138

Total investments and advances	393,879	20.3	367,239	19.3	(26,640)

Property, plant and equipment:
Land	59,638		59,843		205
Buildings	288,992		293,728		4,736
Machinery and equipment	706,474		699,677		(6,797)
Construction in progress	7,227		13,239		6,012
Less accumulated depreciation	(814,577)		(813,744)		833

Total property, plant and equipment	247,754	12.7	252,743	13.3	4,989

Goodwill	64,701	3.3	72,230	3.8	7,529
Intangible assets	42,160	2.2	44,778	2.4	2,618
Other assets	68,571	3.5	62,394	3.3	(6,177)

Total non-current assets	817,065	42.0	799,384	42.1	(17,681)

Total assets	¥1,946,566	100.0	¥1,900,106	100.0	¥(46,460)

	March 31, 2011			December 31, 2011			Increase (Decrease)
	Amount		%	Amount		%
	(Yen in millions)
Current liabilities:
Short-term borrowings		¥7,852			¥4,888		¥(2,964)
Current portion of long-term debt		10,687			9,802		(885)
Trade notes and accounts payable		101,265			87,439		(13,826)
Other notes and accounts payable		61,226			56,633		(4,593)
Accrued payroll and bonus		49,092			41,658		(7,434)
Accrued income taxes		18,069			16,222		(1,847)
Other accrued liabilities		24,337			19,954		(4,383)
Other current liabilities		28,087			32,403		4,316

Total current liabilities		300,615	15.4		268,999	14.2	(31,616)

Non-current liabilities:
Long-term debt		24,538			19,622		(4,916)
Accrued pension and severance liabilities		28,924			25,596		(3,328)
Deferred income taxes		90,005			74,703		(15,302)
Other non-current liabilities		19,125			16,805		(2,320)

Total non-current liabilities		162,592	8.4		136,726	7.2	(25,866)

Total liabilities		463,207	23.8		405,725	21.4	(57,482)

Kyocera Corporation shareholders’ equity:
Common stock		115,703			115,703		—
Additional paid-in capital		162,336			162,543		207
Retained earnings		1,268,548			1,316,805		48,257
Accumulated other comprehensive income		(75,633)			(112,108)		(36,475)
Treasury stock, at cost		(50,691)			(51,222)		(531)

Total Kyocera Corporation shareholders’ equity		1,420,263	73.0		1,431,721	75.3	11,458

Noncontrolling interests		63,096	3.2		62,660	3.3	(436)

Total equity		1,483,359	76.2		1,494,381	78.6	11,022

Total liabilities and equity		¥1,946,566	100.0		¥1,900,106	100.0	¥(46,460)

Note: Accumulated other comprehensive income is as follows:
	March 31, 2011			December 31, 2011			Increase (Decrease)
	(Yen in millions)
Net unrealized gains on securities	¥		32,235	¥		22,175	¥(10,060)
Net unrealized losses on derivative financial instruments			(29)			(52)	(23)
Pension adjustments			(3,534)			(4,541)	(1,007)
Foreign currency translation adjustments			(104,305)			(129,690)	(25,385)
Total	¥		(75,633)	¥		(112,108)	¥(36,475)

(2) Consolidated Statements of Income (Unaudited)

	Nine months ended December 31,				Increase (Decrease)
	2010		2011
	Amount	%	Amount	%	Amount	%
	(Yen in millions and shares in thousands, except per share amounts)
Net sales	¥956,914	100.0	¥885,389	100.0	¥(71,525)	(7.5)
Cost of sales	672,363	70.3	635,035	71.7	(37,328)	(5.6)

Gross profit	284,551	29.7	250,354	28.3	(34,197)	(12.0)
Selling, general and administrative expenses	164,782	17.2	161,981	18.3	(2,801)	(1.7)

Profit from operations	119,769	12.5	88,373	10.0	(31,396)	(26.2)
Other income (expenses):
Interest and dividend income	11,687	1.2	12,690	1.4	1,003	8.6
Interest expense	(1,673)	(0.1)	(1,516)	(0.2)	157	—
Foreign currency transaction gains, net	2,053	0.2	2,982	0.4	929	45.3
Other, net	1,300	0.1	75	0.0	(1,225)	(94.2)

Total other income (expenses)	13,367	1.4	14,231	1.6	864	6.5

Income before income taxes	133,136	13.9	102,604	11.6	(30,532)	(22.9)
Income taxes	33,713	3.5	25,328	2.9	(8,385)	(24.9)

Net income	99,423	10.4	77,276	8.7	(22,147)	(22.3)
Net income attributable to noncontrolling interests	(5,706)	(0.6)	(5,166)	(0.6)	540	—

Net income attributable to shareholders of Kyocera Corporation	¥93,717	9.8	¥72,110	8.1	¥(21,607)	(23.1)

Earnings per share:
Net income attributable to shareholders of Kyocera Corporation:
Basic	¥510.67		¥393.07
Diluted	510.67		393.07
Average number of shares of common stock outstanding:
Basic	183,518		183,453
Diluted	183,518		183,453

Note:

Basic earnings per share attributable to shareholders of Kyocera Corporation was computed based on the average number of shares of common stock outstanding during each period, and diluted earnings per share attributable to shareholders of Kyocera Corporation was computed based on the diluted average number of shares of stock outstanding during each period.

(3) Cautionary Statement for Premise of a Going Concern

None.

(4) Cautionary Statement for Significant Changes in Equity

None.

3. Other Information

Changes in accounting policies:

Recently Adopted Accounting Standards

On April 1, 2011, Kyocera adopted the Financial Accounting Standards Board (FASB)’s Accounting Standards Update (ASU) No. 2009-13, “Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force” which addressed the accounting for multiple-deliverable arrangements to enable vender to account for products or services separately rather than as a combined unit. This accounting standard addresses how to separate deliverables and how to measure and allocate arrangement consideration to one or more units of accounting. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

On April 1, 2011, Kyocera adopted the FASB’s ASU No. 2010-28, “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts.” This accounting standard modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

January 30, 2012

To All Persons Concerned

Name of Company Listed:	Kyocera Corporation

Name of Representative:	Tetsuo Kuba, President and Director

(Code number: 6971, The First Section of the Tokyo Stock Exchange, The First Section of the Osaka Securities Exchange)

Person for inquiry:	Shoichi Aoki Director, Managing Executive Officer and General Manager of Corporate Financial & Business Systems Administration Group (Tel: +81-75-604-3500)

Revision of Financial Forecast for the Fiscal Year Ending March 31, 2012

This is to advise you that Kyocera Corporation (“the Company”) resolved at a meeting of its Board of Directors held on January 30, 2012 that the financial forecast for the fiscal year ending March 31, 2012 (“fiscal 2012”), which was published on October 27, 2011, is revised as set forth below, taking into consideration of the business performance for the nine months ended December 31, 2011 and business environment for the fourth quarter (from January 1 to March 31, 2012) for fiscal 2012:

1. Revision of consolidated financial forecast for fiscal 2012 (April 1, 2011 to March 31, 2012)

	Net sales	Profit from operations	Income before income taxes	Net income attributable to shareholders of Kyocera Corporation	Earnings per share attributable to shareholders of Kyocera Corporation
	(Yen in millions, except per share amounts)
Forecast published on October 27, 2011 (A)	1,230,000	125,000	140,000	87,000	474.23
Revision made (B)	1,180,000	100,000	113,000	78,000	425.18
Amount of decrease (B - A)	-50,000	-25,000	-27,000	-9,000	—
Ratio of decrease (%)	-4.1	-20.0	-19.3	-10.3	—
(c.f.) Results for previous fiscal year (Annual Period ended March 31, 2011)	1,266,924	155,924	172,332	122,448	667.23

2. Reason for Revision

Consolidated financial results for the third quarter (from October 1 to December 31, 2011) were sluggish, while the business environment fell short of assumptions made in October 2011. In the fourth quarter, there are concerns over persistent yen’s appreciation and the global economic impact of the downturn in European financial conditions, as well as the continued impact of floods in Thailand. As a result, the Company forecasts that expansion of production activities and recovery in component demand in principal markets such as digital consumer equipment will occur from the following fiscal year onward, and the difficult business environment is expected to continue in the fourth quarter.

Based on the economic circumstances and the business environment forecast, the Company revised the consolidated financial forecasts for fiscal 2012.

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Note: Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to the following lists:

(1)	General economic conditions in our markets, which are primarily Japan, North America, Europe and Asia;

(2)	Economic, political and legal conditions and unexpected changes therein in countries or areas where we operate;

(3)	Factors that may affect our exports, including a strong yen, political and economic instability, customs, and inadequate protection of our intellectual property;

(4)	Fluctuation in exchange rates that may affect the value of our foreign assets or the prices of our products;

(5)	Intensified competition in product pricing, technological innovation, R&D activities, product quality and speed of delivery;

(6)	Manufacturing delays or defects resulting from outsourcing or internal manufacturing processes;

(7)	The possibility that expansion of production capacity and in-process R&D activities may not produce the desired results;

(8)	The possibility that companies or assets acquired by us may not produce the returns or benefits, or bring in business opportunities, which we expect;

(9)	Inability to secure skilled employees, particularly engineering and technical personnel;

(10)	The possibility of divulgence of our trade secrets and infringement of our intellectual property rights;

(11)	The possibility that we may receive notice of claims of infringement of other parties’ intellectual property rights and claims for royalty payments;

(12)	Increases in our environmental liability and in costs and expenses required to observe obligations imposed by environmental laws and regulations in Japan and other countries;

(13)	Newly enacted laws and regulations or stricter interpretation of existing laws and regulations that may limit our business operations;

(14)	Events that may negatively impact our markets or supply chain, including terrorist acts, plague, war and similar events;

(15)	Earthquakes and other related natural disasters affecting our operational facilities and our markets or supply chain, as well as social and economic infrastructure;

(16)	Exposure to difficulties in collection of trade receivables due to customers’ worsening financial condition;

(17)	The possibility of recognition of impairment losses on investment securities held by us due to declines in their value;

(18)	The possibility that we may record impairment losses on long-lived assets, goodwill and intangible assets;

(19)	The possibility that deferred tax assets may not be realized or additional liabilities for unrecognized tax benefits may be incurred; and

(20)	Changes in accounting principles.

Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial condition to be materially different from any future results, performance, achievements or financial condition expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

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